# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, DC  20549

# FORM 8-K
# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

**DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – OCTOBER 24, 2003**

# ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

**ITEM 5.  OTHER EVENTS AND REGULATION FD DISCLOSURE**

Reference is made to the 2002 Form 10-K of ALLETE, Inc. (ALLETE or Company) for background information on the following update. Unless otherwise indicated, cited references are to ALLETE's 2002 Form 10-K.

Ref. Page 40. – Fourth Full Paragraph
Ref. Form 10-Q for the quarter ended March 31, 2003, Page 17. – First Paragraph
Ref. Form 10-Q for the quarter ended June 30, 2003, Page 21. – Fifth Paragraph

On October 24, 2003 ALLETE issued a press release announcing plans to spin-off the Company's Automotive Services business which is attached to this Current Report on Form 8-K as Exhibit 99(a) and incorporated herein by reference in its entirety.

––––––––––––

*Readers are cautioned that forward-looking statements including those contained above, should be read in conjunction with our disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.*

**ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.**

(a)   Financial Statements – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

99(a) - ALLETE News Release dated October 24, 2003 announcing plans to spin-off the Company's Automotive Services.

**ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION**

On October 24, 2003 ALLETE issued a press release announcing third quarter 2003 earnings which is attached to this Current Report on Form 8-K as Exhibit 99(b) and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 12. Results of Operations and Financial Condition. This information, including Exhibit 99(b) attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

**SAFE HARBOR STATEMENT**
**UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995**

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated impacts of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

October 24, 2003

/s/ James K. Vizanko
James K. Vizanko
Vice President, Chief Financial Officer
and Treasurer

**EXHIBIT INDEX**

**Exhibit
Number**

99(a)    -    ALLETE News Release dated October 24, 2003 announcing plans to spin-off the Company's Automotive Services business.

99(b)    -    ALLETE News Release dated October 24, 2003 announcing 2003 third quarter earnings.



**Exhibit 99(a)**

| For Release: | October 24, 2003 |
| *Contact:* | Eric Olson |
| | 218-723-3947 |
| | eolson@allete.com |
| | |
| *Investor* | Tim Thorp |
| *Contact:* | 218-723-3953 |
| | tthorp@allete.com |

## ALLETE ANNOUNCES DECISION TO SPIN-OFF ITS AUTOMOTIVE SERVICES BUSINESS TO SHAREHOLDERS

DULUTH, Minn. — ALLETE, Inc. (NYSE: ALE) announced today that its Board of Directors has approved a plan to spin-off its automotive services business which will become a publicly traded company to be named ADESA Corporation. The spin-off is expected to take the form of a tax-free stock dividend to ALLETE's shareholders who will receive one ADESA share for each share of ALLETE stock they own. ALLETE has not yet finalized details of the spin-off.

The Board's decision was made after a lengthy review of strategic alternatives and reflects ALLETE's intention to create long-term shareholder value. To prepare for the spin-off and its operation as a stand-alone entity, ALLETE's automotive services business will immediately begin refinancing its debt.

ALLETE and ADESA are two very distinct businesses and the Company believes that this spin-off will better facilitate the strategic objectives of both businesses. With its strong cash flow, the Company believes that ADESA Corporation will be better positioned to pursue growth opportunities as a stand-alone company and will appeal to a broader group of institutional investors. For ALLETE, the Company believes the split will create a simplified regulatory and risk profile and a more stable credit rating, which will enhance its ability to pursue strategic growth initiatives.

"Since the beginning of the year our Board has carefully weighed a number of alternatives to optimize ALLETE's long-term value for our shareholders," said Dave Gartzke, ALLETE Chairman, President and CEO. "These companies have very different characteristics and capital requirements. As two separate companies, we believe ALLETE and ADESA will offer investors the opportunity to target their investments more specifically. Each company will have its own distinct path for growth. Our board of directors has given its full support to this initiative."

ALLETE Automotive Services, the company which will become ADESA Corporation, had 2002 revenue of $844 million. Its ADESA wholesale auctions is a leader in the industry, growing from the initial 12 auctions ALLETE purchased in 1995 into a network of 53 wholesale vehicle auctions, 28 salvage auctions, and 82 Automotive Finance Corporation offices, that span the United States and Canada. Automotive Finance Corporation is the largest provider of floorplanning for independent car dealers in North America; ADESA Impact is the Company's salvage auction business. ADESA is based in Indianapolis, Indiana, with plans to move into a new headquarters building in Carmel, Indiana in spring 2004.

(more)

After the spin-off, ALLETE will be comprised of Minnesota Power and ALLETE Properties, Inc. ALLETE's headquarters will remain in Duluth, Minnesota. In 2002, Minnesota Power and ALLETE's Investments business (which includes ALLETE Properties, Inc.) generated revenue of approximately $663 million.

Minnesota Power generates, transmits, distributes and markets electrical power for retail and wholesale customers in the Upper Midwest. It serves 146,000 residents of Minnesota and Wisconsin and some of the nation's largest industrial customers.  Its subsidiary, Superior Water, Light and Power, sells electricity to 14,000 customers, natural gas to 12,000 customers and provides water services to 10,000 customers in northwest Wisconsin. Minnesota Power also includes BNI Coal, a lignite coal mine in North Dakota and Enventis, a telecom subsidiary. ALLETE Properties owns Florida real estate operations in six different locations.

The Board, in consultation with its financial and legal advisors, is working on the details that need to be finalized to accomplish ADESA's refinancing and the spin-off. The spin-off is subject to the approval of ALLETE's Board of Directors of the final plan, favorable market conditions, receipt of tax opinions, satisfaction of U.S. Securities and Exchange Commission (SEC) requirements and other customary conditions, and is expected to occur in mid-2004. Specific information concerning this transaction at this time is limited by SEC regulations. The Company noted that additional details will be forthcoming.

UBS Warburg and Merrill Lynch & Co., Inc. are financial advisers, and Skadden, Arps, Slate, Meagher & Flom LLP, and Kaplan, Strangis and Kaplan, P.A., are legal counsel to ALLETE.

ALLETE will be hosting a conference call to discuss its third quarter financial results and the information contained in this press release on Friday, October 24, 2003, at 9:00 AM Central Time. Interested parties may listen to the conference by calling (913) 981-5550 or by listening to a Webcast on ALLETE's Web site at www.allete.com.

ALLETE's corporate headquarters are located in Duluth, Minnesota.  For more information about ALLETE, visit the company's Web site at www.allete.com.

*The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.*

*###*

 *recycled paper*
*ALLETE ● 30 West Superior Street, Duluth, Minnesota 55802*
*www.allete.com*

**Exhibit 99(b)**



For Release: October 24, 2003
*Contact:* Eric Olson
218-723-3947
eolson@allete.com

*Investor*
*Contact:* Tim Thorp
218-723-3953
tthorp@allete.com

## AUTOMOTIVE EARNINGS GROWTH HIGHLIGHTS ALLETE'S THIRD-QUARTER RESULTS

DULUTH, Minn.—Bolstered by a strong showing from its Automotive Services businesses, ALLETE, Inc. (NYSE:ALE) today reported third quarter 2003 earnings of 57 cents per share, compared with 55 cents per share in the third quarter of 2002. Net income for the quarter rose six percent to $47.6 million on revenue of $397 million, compared with $45.1 million on revenue of $389 million during the same time period last year.

"Our third quarter results were on target with our expectations," said Dave Gartzke, ALLETE Chairman, President and CEO. "And I remain confident that we'll achieve our earnings projections for the year."

Net income at **Automotive Services** was $29.2 million in the third quarter of 2003, an increase of 20 percent over last year. This was due primarily to an increase in the number of vehicles sold at ADESA auctions and improved conversion rates compared with the third quarter of 2002 when difficult market conditions were present.

Separately today, ALLETE announced that its Board of Directors has approved a plan to spin-off its Automotive Services business which will become a publicly traded company to be named ADESA Corporation.

**Energy Services** net income was $15.3 million for the quarter compared with $17.5 million during the same time period in 2002. Higher employee benefit costs in 2003 and a positive one-time adjustment in 2002 related to the utility fuel adjustment clause impacted the third quarter comparison.

### Florida Water Services Sale Update

ALLETE continues to divest of its water businesses. Significant progress was made during the third quarter with to-date sales or sales agreements totaling $442 million, which represents approximately 90 percent of Florida Water's assets.

"Nearly all of the Florida Water systems are now sold or contracted to be sold," said Gartzke. "We expect most of the transactions to close by the end of the year." Proceeds from these sales will be used to strengthen ALLETE's balance sheet. Earlier this month ALLETE issued a redemption notice on its $50 million, 7¾ percent First Mortgage Bonds.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE's holdings include ADESA, the second largest wholesale vehicle auction network in North America; AFC, the leading provider of independent auto dealer financing; Minnesota Power, a low-cost electric utility that serves some of the largest industrial customers in the United States; and significant real estate holdings in Florida.

*The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.*

###

 *recycled paper*
ALLETE ● 30 West Superior Street, Duluth, Minnesota 55802
*www.allete.com*

**ALLETE, Inc.**
**Consolidated Statement of Income**
**For the Periods Ended September 30, 2003 and 2002**
Millions Except Per Share Amounts

| | Quarter Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **Operating Revenue** | | | | |
| Energy Services | $164.0 | $171.2 | $ 501.6 | $ 468.2 |
| Automotive Services | 226.4 | 210.1 | 700.0 | 635.7 |
| Investments | 6.7 | 7.6 | 28.3 | 29.2 |
| Total Operating Revenue | 397.1 | 388.9 | 1,229.9 | 1,133.1 |
| **Operating Expenses** | | | | |
| Fuel and Purchased Power | 64.9 | 66.1 | 197.2 | 174.7 |
| Operations | 249.7 | 244.5 | 792.8 | 733.5 |
| Interest | 16.7 | 17.3 | 48.4 | 52.4 |
| Total Operating Expenses | 331.3 | 327.9 | 1,038.4 | 960.6 |
| **Operating Income from Continuing Operations** | 65.8 | 61.0 | 191.5 | 172.5 |
| **Income Tax Expense** | 26.1 | 22.4 | 76.0 | 66.3 |
| **Income from Continuing Operations** | 39.7 | 38.6 | 115.5 | 106.2 |
| **Income from Discontinued Operations – Net of Tax** | 7.9 | 6.5 | 20.8 | 12.9 |
| **Net Income** | $ 47.6 | $ 45.1 | $ 136.3 | $ 119.1 |
| **Average Shares of Common Stock** | | | | |
| Basic | 83.0 | 81.5 | 82.6 | 80.9 |
| Diluted | 83.4 | 81.9 | 82.9 | 81.5 |
| **Earnings Per Share of Common Stock** | | | | |
| Basic – Continuing Operations | $0.48 | $0.47 | $1.40 | $1.31 |
| Discontinued Operations | 0.09 | 0.08 | 0.25 | 0.16 |
| | $0.57 | $0.55 | $1.65 | $1.47 |
| Diluted – Continuing Operations | $0.48 | $0.47 | $1.40 | $1.30 |
| Discontinued Operations | 0.09 | 0.08 | 0.24 | 0.16 |
| | $0.57 | $0.55 | $1.64 | $1.46 |
| **Dividends Per Share of Common Stock** | $0.2825 | $0.275 | $0.8475 | $0.825 |

**ALLETE, Inc.**
**Consolidated Balance Sheet**
Millions

| | Sept. 30, 2003 | Dec. 31, 2002 | | Sept. 30, 2003 | Dec. 31, 2002 |
|---|---|---|---|---|---|
| **Assets** | | | **Liabilities and Shareholders' Equity** | | |
| Current Assets | $ 884.3 | $ 658.4 | Current Liabilities | $ 815.5 | $ 738.2 |
| Property, Plant and Equipment | 1,486.4 | 1,364.7 | Long-Term Debt | 753.0 | 661.3 |
| Investments | 166.9 | 170.9 | Mandatorily Redeemable Preferred Securities | 75.0 | 75.0 |
| Goodwill | 508.1 | 499.8 | Other Liabilities | 300.2 | 277.4 |
| Discontinued Operations | 322.6 | 346.1 | Discontinued Operations | 169.2 | 162.9 |
| Other | 110.4 | 107.3 | Shareholders' Equity | 1,365.8 | 1,232.4 |
| **Total Assets** | $3,478.7 | $3,147.2 | **Total Liabilities and Shareholders' Equity** | $3,478.7 | $3,147.2 |

| | Quarter Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| **ALLETE, Inc.** | **2003** | **2002** | **2003** | **2002** |
| **Net Income** | | | | |
| Millions | | | | |
| Energy Services | $15.3 | $17.5 | $ 34.3 | $ 36.3 |
| Automotive Services | 29.2 | 24.4 | 90.0 | 79.3 |
| Investments and Corporate Charges | (4.8) | (3.3) | (8.8) | (9.4) |
| Income from Continuing Operations | 39.7 | 38.6 | 115.5 | 106.2 |
| Income from Discontinued Operations | 7.9 | 6.5 | 20.8 | 12.9 |
| Net Income | $47.6 | $45.1 | $136.3 | $119.1 |
| | | | | |
| **Diluted Earnings Per Share** | | | | |
| Continuing Operations | $0.48 | $0.47 | $1.40 | $1.30 |
| Discontinued Operations | 0.09 | 0.08 | 0.24 | 0.16 |
| | $0.57 | $0.55 | $1.64 | $1.46 |
| | | | | |
| **Statistical Data** | | | | |
| **Corporate** | | | | |
| Common Stock | | | | |
| High | $27.86 | $27.62 | $27.86 | $31.10 |
| Low | $25.45 | $18.50 | $18.75 | $18.50 |
| Close | $27.38 | $21.60 | $27.38 | $21.60 |
| Book Value | $15.73 | $14.38 | $15.73 | $14.38 |
| **Energy Services** | | | | |
| Millions of Kilowatthours Sold | | | | |
| Utility | | | | |
| Retail | | | | |
| Residential | 250.2 | 240.1 | 787.0 | 758.7 |
| Commercial | 347.5 | 327.5 | 963.5 | 937.1 |
| Industrial | 1,535.6 | 1,745.8 | 4,909.2 | 5,150.8 |
| Other | 20.5 | 18.9 | 59.3 | 56.5 |
| Resale | 736.2 | 567.6 | 1,649.4 | 1,411.3 |
| | 2,890.0 | 2,899.9 | 8,368.4 | 8,314.4 |
| Nonregulated | 400.4 | 517.6 | 1,100.6 | 827.9 |
| | 3,290.4 | 3,417.5 | 9,469.0 | 9,142.3 |
| **Automotive Services** | | | | |
| Vehicles Sold | | | | |
| Wholesale | 458,000 | 433,000 | 1,391,000 | 1,348,000 |
| Total Loss | 45,000 | 41,000 | 143,000 | 131,000 |
| | 503,000 | 474,000 | 1,534,000 | 1,479,000 |
| Conversion Rate - Wholesale Vehicles | 61.1% | 56.0% | 61.5% | 60.3% |
| Vehicles Financed | 238,000 | 237,000 | 712,000 | 715,000 |